U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2010.

KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)
7120 Hurontario Street, Suite 800, Mississauga, Ontario, Canada L5W 0A9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]
Form 20-F ☐	Form 40-F ☒

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]
Yes ☐	No ☒
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
N/A

KINGSWAY FINANCIAL SERVICES INC.

EXPLANATORY NOTE

This report revises the report on Form 6-K filed on April 20, 2010 to correct the signatures thereon.

Table of Contents

Item	Description

99.1
News Release dated April 20, 2010 - Kingsway announces its intention to commence an offer to acquire up to a  maximum of 750,000 of the outstanding preferred, retractable, redeemable, cumulative units of Kingsway Linked Return of Capital Trust for Cdn$17.50 per unit

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: April 26, 2010	By:	/s/ Colin M. Simpson
Colin M. Simpson
President and Chief Executive Officer